Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾賽科技*

(the “Company”)

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

GRANT OF AWARDS

This announcement is made by the Company pursuant to Rules 17.06A, 17.06B and 17.06C of the Listing Rules.

On March 25, 2026, the Company granted an aggregate of 785,356 awards in the form of RSUs (the “Awards”) (representing the same number of Class B Ordinary Shares) to four Directors (the “Director Grants”) and 70 employees of the Group (the “Employee Grants”, together with the Director Grants, the “Grants”) under the 2021 Plan, subject to respective acceptance by the Grantees. The Grants are subject to the terms and conditions of the 2021 Plan and the award agreements entered into or to be entered into between the Company and each of the Grantees.

DETAILS OF THE GRANTS

Date of the Grants	:	March 25, 2026.

Grantees	:	Dr. Yifan Li (“Dr. Li”), the chairman of the Board, an executive Director, a co-founder, the chief executive officer and a WVR Beneficiary;

Dr. Kai Sun (“Dr. Sun”), an executive Director, a co-founder, the chief scientist and a WVR Beneficiary;

Mr. Shaoqing Xiang (“Mr. Xiang”), an executive Director, a co- founder, the chief technology officer and a WVR Beneficiary;

Dr. Hui Wang (“Dr. Wang”), an independent non-executive Director; and

70 employees of the Group, all of whom are eligible participants pursuant to the 2021 Plan.

Number of Awards granted	:	A total of 785,356 RSUs representing 785,356 underlying Class B Ordinary Shares, of which:

(i)	157,000 RSUs were granted to Dr. Li;

(ii)	157,000 RSUs were granted to Dr. Sun;

(iii)	157,000 RSUs were granted to Mr. Xiang;

(iv)	6,565 RSUs were granted to Dr. Wang; and

(v)	307,791 RSUs were granted to 70 employees of the Group.

Aggregate number of Class B Ordinary Shares underlying the Awards	:	785,356.

Purchase price of the Awards	:	Nil.

Market price of the Class B Ordinary Shares	:	HK$178.20 per Class B Ordinary Share, for Class B Ordinary Shares traded on the Stock Exchange on March 24, 2026 (Hong Kong Time), being the business day immediately preceding the date of the Grants.

Vesting period	:	In respect of the Director Grants to each of Dr. Li, Dr. Sun and Mr. Xiang, the Awards shall vest over 48 months in four equal portions.

In respect of the Director Grants to Dr. Wang, the Awards shall vest over three years in three equal portions on (i) the first anniversary of the vesting commencement date as specified in the award agreement, (ii) the second anniversary of Dr. Wang’s appointment as an independent non-executive Director and (iii) the day before the third anniversary of such appointment, respectively, subject to Dr. Wang’s continued directorship with the Company on such vesting dates.

In respect of the Employee Grants to the 70 employees of the Group, the total vesting period (i.e., the period between the vesting commencement dates as specified in the award agreements and the last vesting dates) is 48 months.

Pursuant to the 2021 Plan, the vesting period for any RSU granted shall not be less than 12 months from the date of grant, unless otherwise decided by the Board, a committee of the Board and/ or one or more authorized executive officers of the Company, subject to the Listing Rules. As certain Employee Grants to the 70 employees were delayed due to administrative reasons, the periods between the date of such Employee Grants and the first vesting dates of such Employee Grants are less than 12 months to reflect the time from which the Awards would have been granted as permitted by the 2021 Plan. Nevertheless, these Awards have a mixed or accelerated vesting schedule and will be vested over 48 months. As such, the Compensation Committee considers that such arrangements (i) are appropriate for retaining, incentivizing and rewarding those employees, as well as encouraging them to continuously contribute to the operations, development and long-term success and growth of the Company, (ii) are appropriate and commercially competitive and reasonable as the majority of the Awards are subject to a longer vesting period, which will ensure that the long-term interest of the employees and the Company are aligned, and (iii) align with the purpose of the 2021 Plan.

Performance target	:	The vesting of Awards under the Grants is not subject to any performance target.

In respect of the Director Grants to Dr. Li, Dr. Sun and Mr. Xiang, the Compensation Committee has considered the past performance, contributions and the importance of the roles and responsibilities of each of Dr. Li, Dr. Sun and Mr. Xiang as well as their expected contributions to the future development of the Group. The Compensation Committee is of the view that performance targets are not necessary because (i) the RSUs granted to each of Dr. Li, Dr. Sun and Mr. Xiang form part of their respective compensation package under the remuneration policy for the Directors and members of the senior management of the Company; (ii) the value of the RSUs is subject to the future market price of the Shares, which, in turn, depends on the business performance of the Group, to which Dr. Li, Dr. Sun and Mr. Xiang will directly contribute as executive Directors, co-founders and members of the senior management of the Company; and (iii) the RSUs are subject to a total vesting period of 48 months, which allows the Company to incentivize Dr. Li, Dr. Sun and Mr. Xiang to contribute to the Company’s long-term development.

In respect of the Director Grants to Dr. Wang, as the relevant Awards (i) form part of the compensation stipulated in her appointment letter, and (ii) are subject to the clawback mechanism as described below, the Compensation Committee is of the view that it is not necessary to set any performance target for these Director Grants.

As such, the Compensation Committee believes that without additional performance target, the Director Grants to Dr. Li, Dr. Sun, Mr. Xiang and Dr. Wang could align their interests with that of the Company and the Shareholders, incentivize Dr. Li, Dr. Sun, Mr. Xiang and Dr. Wang for outstanding performance to generate superior returns to the Shareholders, which is in line with the purpose of the 2021 Plan.

Clawback mechanism	:	Upon any termination of employment or service during the applicable restriction period, Awards that are at that time unvested shall be forfeited or repurchased in accordance with the respective award agreements. In addition, if the termination of employment or service is for cause as set out in the section headed “Statutory and General Information – D. Share Incentive Plan – 1. The 2021 Plan – (i) Termination for Cause” in Appendix IV to the prospectus of the Company dated September 8, 2025, Awards that are at that time vested shall also be forfeited in accordance with the respective award agreements.

There are no arrangements for the Company or any of its subsidiaries to provide financial assistance to the Grantees to facilitate the purchase of the RSUs granted under the 2021 Plan.

LISTING RULES IMPLICATIONS

Pursuant to Rule 17.04(1) of the Listing Rules, the Director Grants have been approved by the independent non-executive Directors (other than Dr. Wang who abstained from voting in respect of the Director Grants to herself), and will not result in the shares of the Company issued and to be issued in respect of all awards granted to each of Dr. Li, Dr. Sun, Mr. Xiang and Dr. Wang in the 12-month period up to and including the date of such Director Grants to exceed the 0.1% limit of the total issued shares (excluding treasury shares) of the Company in aggregate for the purpose of Rules 17.04(2) and (3) of the Listing Rules.

In addition, the Nominating and Corporate Governance Committee has made a recommendation for the Director Grants to Dr. Li, Dr. Sun and Mr. Xiang pursuant to the note to Rule 17.04(1) of the Listing Rules.

The Board (including all the independent non-executive Directors but excluding Dr. Li, Dr. Sun, Mr. Xiang and Dr. Wang, who had abstained from voting on the resolution relating to their respective Director Grants) is of the view that all Grants are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

Save as disclosed above and to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of the Grants, none of the other Grantees is: (i) a Director, a chief executive, a substantial shareholder of the Company or an associate of any of them; (ii) a participant with awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with awards granted and to be granted exceeding 0.1% of the total issued shares (excluding treasury shares) of the Company in any 12-month period up to and including the date of the Grants.

NUMBER OF CLASS B ORDINARY SHARES AVAILABLE FOR FUTURE GRANTS

The Awards will be satisfied using the Class B Ordinary Shares (or equivalent ADSs) issued and/ or to be issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan. As at the date of this announcement and following the Grants, 13,929,231 underlying Class B Ordinary Shares remain available for future grants under the plan limit, and the consultants sublimit remains unchanged at 750,504 underlying Class B Ordinary Shares.

REASONS FOR GRANTS

The purpose of the Grants is to promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Shareholders and by providing such Grantees with an incentive for outstanding performance to generate superior returns to the Shareholders.

Dr. Li, Dr. Sun and Mr. Xiang are the co-founders and executive Directors of the Company, and currently serve as the chief executive officer, chief scientist and chief technology officer of the Company, respectively. Since co-founding the Group in 2014, each of Dr. Li, Dr. Sun and Mr. Xiang has played a pivotal and enduring leadership roles in the Group’s development through leveraging their complementary expertise across various aspects of the Group’s business. In recognition of their outstanding and continuous contributions to the Group since its inception, and with a view to retaining their continued commitment and aligning their long-term interests with those of the Company and the Shareholders, the Director Grants to Dr. Li, Dr. Sun, and Mr. Xiang as a form of long-term incentive compensation are intended to motivate them to continue driving the Group’s growth and creating long-term value for the Company and the Shareholders as a whole. In addition, the Director Grants to Dr. Li, Dr. Sun, Mr. Xiang and Dr. Wang form part of their respective compensation packages.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2021 Plan”	the share incentive plan of our Company adopted in June 2021, as amended from time to time

“ADS(s)”	American Depositary Share(s), each representing one Class B Ordinary Share

“associate”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Class B Ordinary Share(s)”	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class B Ordinary Share one vote per share on any resolution tabled at the Company’s general meetings

“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021

“Compensation Committee”	the compensation committee of the Board

“Depositary”	Deutsche Bank Trust Company Americas

“Director(s)”	the director(s) of our Company

“Grantee(s)”	the grantee(s) being granted the RSU awards under the 2021 Plan, as set out in the section headed “Details of the Grants – Grantees” in this announcement

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Board

“NASDAQ”	the Nasdaq Global Select Market

“RSU(s)”	restricted share unit(s)

“Shareholder(s)”	holder(s) of the Class A ordinary shares and Class B ordinary shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“treasury shares”	has the meaning ascribed to it in the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States of America

“WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Dr. Li, Dr. Sun, and Mr. Xiang, being the holders of the Class A ordinary shares of the Company, who are entitled to weighted voting rights

“%”	per cent

By order of the Board
Hesai Group Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, March 25, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*       For identification purpose only